UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2013.

Commission File Number 000-30628

ALVARION LTD.
(Translation of registrant’s name into English)

15 Hamelacha St. Rosh Haayin, Israel 4809136
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

THIS AMENDED REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K/A (THIS “AMENDED REPORT”)  IS BEING FURNISHED BY ALVARION LTD. (“ALVARION” OR THE “REGISTRANT”)  FOR THE SOLE PURPOSE OF AMENDING THE SECOND REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K FURNISHED BY ALVARION LTD. ON JULY 11, 2013 (THE (“ORIGINAL REPORT”) IN ORDER TO INCORPORATE BY REFERENCE THE ORIGINAL REPORT, INCLUDING EXHIBIT 1 THERETO, INTO THE REGISTRANT'S REGISTRATION STATEMENTS ON FORM F-3 (SEC FILE NO. 333-189278) AND S-8 (SEC FILE NOS. 333-12586, 333-13786, 333-14142, 333-83914, 333-104070, 333-121229, 333-138717, 333-148316, 333-161004 AND 333-167057).  THE ORIGINAL REPORT, AS AMENDED HEREBY, SHALL BE A PART OF THE FOREGOING REGISTRATION STATEMENTS FROM THE DATE ON WHICH THIS AMENDED REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

On July 11, 2013, as a follow-up to its announcement earlier in the day, Alvarion Ltd. (“Alvarion” or the “Registrant”) announced that the District Court of Tel-Aviv – Yaffo has decided not to currently honor Silicon Valley Bank’s unilateral request for the enforcement of liens and the appointment of a receiver to enforce those liens against Alvarion's assets.   The full text of the announcement is set forth in a press release that is attached as Exhibit 1 hereto, which is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Dated: July 11, 2013	By:	/s/ Avi Stern
Name: Avi Stern
Title: Chief Financial Officer

Exhibits

Exhibit No.	Description
1	Press Release issued by Alvarion on July 11, 2013.

Exhibit 1

Investor & Media Contacts: Avi Stern, CFO +972.3.767.4333 avi.stern@alvarion.com Elana Holzman, VP IR +972.3.645.7892 elana.holzman@alvarion.com

Alvarion Announces Court Decision Not to Unilaterally Enforce Liens and Appoint a Receiver with Respect to Its Assets

Court Decision Prohibits Any Disposition of Assets of Alvarion Until and Unless Court Decides Otherwise

Rosh Haayin, Israel, July 11, 2013 – Alvarion® Ltd. (NASDAQ: ALVR), a global provider of optimized wireless broadband solutions addressing the connectivity, coverage and capacity challenges of public and private networks, announced that in follow-up to its earlier announcement today, the District Court of Tel-Aviv – Yaffo has decided not to currently honor Silicon Valley Bank’s unilateral request for the enforcement of Liens and the appointment of a Receiver to enforce such Liens against the company’s assets.  The court has prohibited any disposition of Alvarion’s assets, whether direct or indirect, until and unless the court decides otherwise.  Further court hearings are scheduled for Monday, July 15, 2013.

About Alvarion

Alvarion Ltd. (NASDAQ:ALVR) provides optimized wireless broadband solutions addressing the connectivity, coverage and capacity challenges of telecom operators, smart cities, security, and enterprise customers. Our innovative solutions are based on multiple technologies across licensed and unlicensed spectrums. (www.alvarion.com)

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to various factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: our failure to fully implement our 2012 turnaround plan, our inability to reallocate our resources and rationalize our business in a more efficient manner, potential impact on our business of the current global macro-economic uncertainties, the inability of our customers to obtain credit to purchase our products as a result of global credit market conditions, the failure to fund projects under the U.S. broadband stimulus program, continued delays in 4G license allocation in certain countries; the failure of the products for the 4G market to develop as anticipated; our inability to capture market share in the expected growth of the 4G market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; the failure of our strategic initiatives to enable us to more effectively capitalize on market opportunities as anticipated; delays in the receipt of orders from customers and in the delivery by us of such orders; our failure to fully and effectively integrate the business and technology of Wavion Inc., acquired by us in November 2011, into our products and realize the expected synergies from the acquisition; the failure of the markets for our (including Wavion's) products to grow as anticipated; our inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; our inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers; our inability to comply with covenants included in our financing agreements; the fact that we will need to obtain additional sources of funding in order to continue our operations at their current anticipated levels and that there are no assurances that such funding will be available on favorable terms or at all, either through equity issuances or asset sales; and other risks detailed from time to time in the Company’s annual reports on Form 20-F as well as in other filings with the U.S. Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the U.S. Securities and Exchange Commission, which this press release will be a part of.

The information in this press release is provided solely for information purposes, and is not a commitment, promise or legal obligation to deliver any products, features and/or functionalities, and should not be relied upon in making purchasing decisions.  The development, release and timing of any products, features and/or functionalities described remains at the sole discretion of Alvarion.  If and when any products, features and/or functionalities are offered for sale by Alvarion, they will be sold under agreed upon terms and conditions.  This information may not be incorporated into any contractual agreement with Alvarion or its subsidiaries or affiliates. Alvarion makes no representations or warranties with respect to the contents of this press release, and specifically disclaims any express or implied warranties of merchantability or fitness for any particular purpose.

To receive Alvarion's press releases please contact Sivan Farfuri, sivan.farfuri@alvarion.com or +972.3.767.4333. Please see the Investor section of the Alvarion website for more information: http://www.alvarion.com/investors.

Alvarion®, its logo and certain names, product and service names referenced herein are either registered trademarks, trademarks, trade names or service marks of Alvarion Ltd. in certain jurisdictions.  All other names are or may be the trademarks of their respective owners.